Peter M. Carlson Executive Vice President and Chief Accounting Officer pcarlson@metlife.com

November 16, 2012

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: MetLife Insurance Company of Connecticut

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 22, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 10, 2012

File Number: 033-03094

Dear Mr. Rosenberg:

The Staff provided verbal comments to MetLife Insurance Company of Connecticut with a response date of November 8, 2012. This letter confirms a telephone conversation with the SEC Staff in which an extension for the response date until November 23 was requested and received.

Sincerely,

/s/ Peter M. Carlson

Peter M. Carlson
Executive Vice President and
Chief Accounting Officer